December 12, 2024

Ye Tao
Chief Executive Officer
3 E Network Technology Group Limited
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

       Re: 3 E Network Technology Group Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed December 4, 2024
           File No. 333-276180
Dear Ye Tao:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Dilution, page 70

1. We are unable to recalculate the net tangible book value after the offering. Please reconcile, in your response, the net tangible book value in dollars before the offering to the net tangible book value after the offering. As part of your response, please tell us how deferred IPO costs are considered in your calculations.
 December 12, 2024
Page 2

       Please contact Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Richard J. Chang, Esq.